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MONDAY APRIL 28 7:00 AM EDT

AST APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

IRVINE, Calif.--(BUSINESS WIRE)--April 28, 1997--AST Research Inc. today announced Soon-Taek (S.T.) Kim was named president and chief executive officer following the resignation of Young Soo (Y.S.) Kim from both posts. Y.S. Kim, who is resigning these positions for personal reasons, will remain as an AST board member.

S.T. Kim was formerly chief executive officer of Samsung Heavy Industries. Prior to that position, he was vice president of the Samsung Group Office of the Executive Staff, reporting directly to chairman Kun-Hee Lee on major issues concerning the Samsung Group. S.T. Kim has served in senior-level executive positions at Samsung since 1985, where he has led successful turnaround efforts within the company's semiconductor, monitor and heavy industry ventures. He holds a bachelor's degree in economics from Kyongbuk National University, located in Kyongbuk, Korea.

S.T. Kim stated, "My immediate priority is to restore confidence in AST among our customers, vendors and employees as AST and Samsung continue to work together to complete the pending acquisition of AST by Samsung."

Kim said that AST will remain in its current Irvine headquarters.

On April 21, 1997, Samsung commenced a cash tender offer for any and all outstanding AST common shares not currently owned by it and its affiliates. The tender offer, which is for $5.40 per share in cash, is being made pursuant to a merger agreement between AST and Samsung dated April 14, 1997. The tender offer is scheduled to expire on May 19, 1997, unless extended. Under the merger agreement, if the tender offer is consummated, and subject to certain conditions, Samsung is obligated to acquire through a merger for $5.40 per share in cash those shares not purchased in the tender offer.

AST Research Inc. develops and markets a broad spectrum of desktop, mobile and server PC products that are sold in more than 100 countries worldwide. AST systems meet a wide range of customer needs, ranging from corporate business applications to advanced home and home office use. Corporate headquarters is located at 16215 Alton Parkway, P.O. Box 57005, Irvine, Calif. 92619-7005.
Telephone: 714/727-4141, Fax: 714/727-9335. Information about AST and its products can be found on the World Wide Web at http://www.ast.com.

CONTACT: AST Research Inc.
Emory Epperson, 714/727-7958